Subordinated Notes Offering Investor Presentation August 31, 2020 Issuer Free Writing Prospectus Dated August 31, 2020 Filed Pursuant to Rule 433 Registration Statement No 333-227386

Important Information Forward-Looking Statements This presentation may contain various statements about Renasant Corporation (“Renasant,” the “Company,” “we,” “our,” or “us”) that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “projects,” “anticipates,” “intends,” “estimates,” “plans,” “potential,” “possible,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions, or future or conditional verbs such as “will,” “should,” “would” and “could,” are generally forward-looking in nature and not historical facts. Forward-looking statements include information about our future financial performance, business strategy, projected plans and objectives and are based on the current beliefs and expectations of management. We believe these forward-looking statements are reasonable, but they are all inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions about future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements; such differences may be material. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date they are made. Currently, the most important factor that could cause Renasant’s actual results to differ materially from those in forward-looking statements is the continued impact of the COVID-19 pandemic and related governmental measures to respond to the pandemic on the U.S. economy and the economies of the markets in which we operate. In this presentation, we have addressed the historical impact of the pandemic on our operations and set forth certain expectations regarding the COVID-19 pandemic’s future impact on our business, financial condition, results of operations, liquidity, asset quality, capital, cash flows and prospects. We believe these statements about future events and conditions in light of the COVID-19 pandemic are reasonable, but these statements are based on assumptions regarding, among other things, how long the pandemic will continue, the duration, extent and effectiveness of the governmental measures implemented to contain the pandemic and ameliorate its impact on businesses and individuals throughout the United States, and the impact of the pandemic and the government’s virus containment measures on national and local economies, all of which are out of our control. If the assumptions underlying these statements about future events prove to be incorrect, Renasant’s business, financial condition, results of operations, liquidity, asset quality, capital, cash flows and prospects may be materially different from what is presented in our forward-looking statements. Important factors other than the COVID-19 pandemic currently known to us that could cause actual results to differ materially from those in forward-looking statements include the following: (i) our ability to efficiently integrate acquisitions into operations, retain the customers of these businesses, grow the acquired operations and realize the cost savings expected from an acquisition to the extent and in the timeframe management anticipated; (ii) the effect of economic conditions and interest rates on a national, regional or international basis; (iii) timing and success of the implementation of changes in operations to achieve enhanced earnings or effect cost savings; (iv) competitive pressures in the consumer finance, commercial finance, insurance, financial services, asset management, retail banking, mortgage lending and auto lending industries; (v) the financial resources of, and products available from, competitors; (vi) changes in laws and regulations as well as changes in accounting standards, such as the adoption of the CECL model on January 1, 2020; (vii) changes in policy by regulatory agencies; (viii) changes in the securities and foreign exchange markets; (ix) our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth; (x) changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers; (xi) an insufficient allowance for credit losses as a result of inaccurate assumptions; (xii) general economic, market or business conditions, including the impact of inflation; (xiii) changes in demand for loan products and financial services; (xiv) concentration of credit exposure; (xv) changes or the lack of changes in interest rates, yield curves and interest rate spread relationships; (xvi) increased cybersecurity risk, including potential network breaches, business disruptions or financial losses; (xvii) natural disasters, epidemics and other catastrophic events in our geographic area; (xviii) the impact, extent and timing of technological changes; and (xix) other circumstances, many of which are beyond our control. The COVID-19 pandemic has exacerbated, and is likely to continue to exacerbate, the impact of any of these factors on the Company.

Important Information, cont. Management believes that the assumptions underlying our forward-looking statements are reasonable, but any of the assumptions could prove to be inaccurate. Investors are urged to carefully consider the risks described in Renasant’s filings with the Securities and Exchange Commission (“SEC”) from time to time, which are available at www.renasant.com and the SEC’s website at www.sec.gov. We undertake no obligation, and specifically disclaim any obligation, to update or revise our forward-looking statements, whether as a result of new information or to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by federal securities laws. Non-GAAP Financial Information In addition to results presented in accordance with generally accepted accounting principles in the United States of America (GAAP), this presentation contains non-GAAP financial measures, namely, adjusted pre-provision net revenue, the ratio of adjusted pre-provision net revenue to average assets, adjusted net interest income, core net interest margin, adjusted total average earning assets, adjusted total noninterest income, total income, adjusted total noninterest expense, adjusted efficiency ratio, actual tangible shareholders’ equity, actual tangible assets, actual tangible assets excluding Paycheck Protection Program (“PPP”) loans, tangible common equity, the ratio of tangible common equity to tangible assets (or, the “tangible common equity ratio”), the ratio of tangible common equity to tangible assets excluding PPP loans and adjusted pre-tax income. These non-GAAP financial measures adjust GAAP financial measures to exclude intangible assets and/or certain charges (including, by way of example, COVID-19 related expenses, merger-related expenses, debt extinguishment penalties and asset valuation adjustments) with respect to which we are unable to accurately predict when these charges will be incurred or, when incurred, the amount thereof. With respect to COVID-19 related expenses in particular, management added these expenses as a charge to exclude when calculating non-GAAP financial measures because the expenses included within this line item were readily quantifiable and possess the same characteristics with respect to management’s inability to accurately predict the timing or amount thereof as the other charges excluded when calculating non-GAAP financial measures. We exclude our PPP loans, where applicable, because they are fully-guaranteed by the U.S. Small Business Administration (“SBA”) and we expect a significant percentage of the aggregate balance of our PPP loans to be forgiven by the SBA. Management uses these non-GAAP financial measures when evaluating capital utilization and adequacy. In addition, we believe that these non-GAAP financial measures facilitate the making of period-to-period comparisons and are meaningful indicators of our operating performance, particularly because these measures are widely used by industry analysts for companies with merger and acquisition activities. Also, because the amount of PPP loans and intangible assets such as goodwill and the core deposit intangible and also charges such as merger and conversion expenses and COVID-19 related expenses can vary extensively from company to company and, as to intangible assets, are excluded from the calculation of a financial institution’s regulatory capital, we believe that the presentation of this non-GAAP financial information allows readers to more easily compare our results to information provided in other regulatory reports and the results of other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Appendix at the end of this presentation on the slides captioned “Reconciliation of Non-GAAP Disclosures.” None of the non-GAAP financial information that we have included in this presentation is intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Investors should note that, because there are no standardized definitions for the calculations as well as the results, our calculations may not be comparable to similarly-titled measures presented by other companies. Also, there may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider our consolidated financial statements in their entirety and not to rely on any single financial measure. Registration Statement This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as to the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Renasant has filed a registration statement (File No. 333-227386) (including a base prospectus) and related preliminary prospectus supplement dated August 31, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents that we have filed with the SEC for more complete information about Renasant and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, we, the underwriters or any dealers participating in the offering will arrange to send you the base prospectus and the related preliminary prospectus supplement if you request it by calling Piper Sandler & Co. toll free at (866) 805-4128 or emailing fsg-dcm@psc.com.

Terms of the Proposed Offering Issuer Renasant Corporation Nasdaq: RNST Security Subordinated Notes due 2035 Rating Kroll: BBB Offering Type SEC Registered Amount $100 Million Rate Structure Fixed-to-Floating Rate Maturity 15 Years Call Date 10 Years Covenants Consistent with regulatory limitations of Tier 2 Capital Use of Proceeds General corporate purposes, which may include providing capital to support organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures and for investments in Renasant Bank as regulatory capital Lead Book-Running Manager Active Book-Running Managers Co-Manager

Overview of Renasant Corporation

Experienced Leadership Team E. Robinson McGraw Executive Chairman Age: 73 Years of Experience: 46 Years at Renasant: 46 Chairman of the Board since 2005 CEO and President (2000-2018) General Counsel prior to becoming President and CEO President since 2016 and CEO since 2018 Elected to the Federal Reserve Bank of St. Louis Board of Directors in 2020 Chief Administrative Officer (2007-2016) Mississippi Division President, EVP of Retail Banking, and Credit Administrator C. Mitchell Waycaster President, Chief Executive Officer & Director Age: 61 Years of Experience: 41 Years at Renasant: 41 Kevin D. Chapman Chief Operating Officer Age: 45 Years of Experience: 22 Years at Renasant: 15 COO since 2018 CFO (2011- August 2020) Chief Strategy Officer (2011) Corporate Controller and Chief Accounting Officer (2006-2011) James C. Mabry, IV Chief Financial Officer Age: 63 Years of Experience: 37 Years at Renasant: Joined August 2020 CFO since August 2020 EVP of Mergers & Acquisitions and Investor Relations at South State Corp. (2015-2020) nCino Board of Directors (2012-2015) Managing Director at KBW, a Stifel Company, focusing on M&A, strategic advisory, and capital markets for banking clients David L. Meredith Chief Credit Officer Age: 53 Years of Experience: 31 Years at Renasant: 10 Chief Credit Officer since 2018 Co-Chief Credit Officer (2015-2018) Divisional Chief Credit Officer (2013-2015) Senior Credit Officer (2010-2013)

Overview of Renasant Corporation Over 200 banking, lending, wealth management and insurance offices Note: Financial data as of June 30, 2020, dollars presented in billions Company Overview Loans and Deposits by Region Name: Renasant Corporation Headquarters: Tupelo, MS Ticker:Nasdaq: RNST Assets: $14.9 Loans: 11.0 Deposits: 11.8 Equity: 2.1

Investment Highlights Building on a 116 year history Over 200 banking, lending, mortgage, wealth management and insurance offices in vibrant markets across 5 Southeastern states Experienced and tenured team attracting new talent Proven track record of successful acquisitions and de novo expansion Profitable throughout the 2008 financial crisis Strong balance sheet with an emphasis on liquidity, core funding, meaningful credit reserves and a granular and diverse loan portfolio Legacy of proactive portfolio management and conservative credit underwriting Stable low-cost core deposit base Diverse sources of noninterest income Engaged Board with a focus on risk management

Market Expansion Since 2010

RENASANT CORPORATION | Understanding You.

Acquisitions

- **2010**: Crescent Bank and Trust (1) Jasper, GA
- **2011**: American Trust Bank (1) Roswell, GA
- **2011**: RBC (USA) Trust Unit Birmingham, AL
- **2013**: First M&F Corporation Kosciusko, MS
- **2015**: Heritage Financial Group, Inc. Albany, GA
- **2016**: KeyWorth Bank Atlanta, GA
- **2017**: Metropolitan BancGroup, Inc. Ridgeland, MS
- **2018**: Brand Group Holdings, Inc. Lawrenceville, GA

2010 | 2011 | 2012 | 2013 | 2015 | 2016 | 2017 | 2018 | 2019

De novo Expansions

2010
- ✓ Columbus, MS

2011
- ✓ Montgomery, AL
- ✓ Starkville, MS
- ✓ Tuscaloosa, AL

2012
- ✓ Maryville, TN
- ✓ Jonesborough, TN

2013
- ✓ Bristol, TN
- ✓ Johnson City, TN

2017
- ✓ Mobile, AL

2019
- ✓ Destin, FL
- ✓ Pensacola, FL
- ✓ Fairhope, AL

9

(1) FDIC-assisted transaction

Diverse Revenue Streams Community Banks Wealth Management Insurance Mortgage (1) Total revenue calculated as net interest income plus noninterest income More than 170 branch locations across a diverse geographic footprint, which includes both metropolitan and rural areas More than 100 mortgage producers operating out of our branch network as well as locations exclusive to mortgage generated total production exceeding $3.5 billion during the first half of 2020 The market value of assets under management in both the Trust and Financial Services divisions approximated $3.8 billion at June 30, 2020 Full service insurance agency offering major lines of commercial and personal insurance through major carriers

COVID-19 Response

Pandemic Response Stay Safe, Stay Strong, Stay Consistent, and Stay Connected In early March the Company activated its Pandemic Planning Committee, which developed and refined operational changes in response to the pandemic. These changes include: Team Members Customers Providing special benefit assistance to impacted employees Leveraging our technology infrastructure to enable a significant portion of our employees to work remotely For employees who cannot work remotely, we have provided cleaning and other protocols consistent with CDC guidelines Branch lobby access is by appointment only; all drive-thrus remain open Promoting mobile and online banking products Established loan deferral programs for qualified commercial and consumer clients Active participant in the Paycheck Protection Program (“PPP”)

Financial Highlights

Consistent Balance Sheet Growth Total Assets Total Loans excluding Loans Held for Sale Total Deposits Total Equity 1 Green bar represents PPP loans outstanding as of June 30, 2020 Note: Dollars in millions PPP 1

Note: Dollars in millions (1) Adjusted Pre-Provision Net Revenue, Adjusted PPNR/Average Assets, Core Net Interest Margin and Adjusted Efficiency Ratio are non-GAAP financial measures. See slides 41 – 43 in the appendix for descriptions of exclusions and reconciliations of these non-GAAP financial measures to GAAP. Profitability Net Income & Adj. Pre-Provision Net Revenue(1) Net Interest Income and Core Net Interest Margin(1) Noninterest Income Adjusted Efficiency Ratio(1) Adj. PPNR (non-GAAP) Adj. PPNR Avg. Assets (non-GAAP)

Strong Core Deposit Franchise Actions taken since March: Aggressively reduced stated rates on interest bearing deposits Repriced special rates on money market and public fund deposits Results since March 31: Interest-bearing deposit cost fell 26 bps Deposits totaling $1.75B with a current weighted average rate of 1.26% are scheduled to reprice over the next four quarters Deposit Repricing Opportunities Deposits as of June 30, 2020 ($11.8 Billion) Brokered deposits < 0.01% of total deposits Top 20 largest deposit relationships represent 10% of total deposits 96% core deposits(1) (1) Core deposits defined as total deposits less time deposits > $250,000

Securities Portfolio Composition Market value of $1.3B Taxable equivalent yield of 2.48% Average life of 4.1 years Unrealized gain of $39.6M 77% of securities portfolio is U.S. government agency or Treasury issued 96% of the municipal portfolio is rated(1) AA or better 100% of securities portfolio is classified as available-for-sale Highlights Note: Financial data as of June 30, 2020 (1) As rated by S&P, Moody’s or Fitch

Liquidity Sources of Liquidity as of June 30, 2020 ($ in Millions) *Brokered deposits cannot exceed 20% of total deposits per policy 2Q 2020 deposit growth of $1.4B was primarily driven by deposits of PPP loan proceeds, government stimulus and core growth, which resulted in excess liquidity at June 30, 2020 As of June 30, 2020 Bank Total Capital was $1.42B compared to the minimum amount to be considered well capitalized of $1.07B Prepared to participate in the Paycheck Protection Program Liquidity Facility (PPPLF)

Interest Rate Sensitivity Note: Financial data as of June 30, 2020. Refer to SEC filings for further information on assumptions used for forecasting purposes The following table summarizes the forecasted impact on net interest income given an immediate change in interest rates at the specified levels based on forecasted assumptions of prepayment speeds, nominal interest rates and loan and deposit repricing rates Assumptions are based on current economic conditions, historical interest rate cycles and other factors deemed to be relevant   Net Interest Income Impact Interest Rate Scenario Year 1 Year 2 + 400bps 14.15% 26.50% + 300bps 10.67% 20.05% + 200bps 7.00% 13.37% + 100bps 3.12% 6.51% Flat -- -- - 100bps (6.14%) (9.53%)

Capital Position Tier 1 Capital $1,253 million Tier 2 Capital $217 million Regulatory Capital as of June 30, 2020 ($ in millions) Stock buyback program suspended in March 2020 Elected to take advantage of transitional relief offered by regulators to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transitional period to phase out the capital benefit provided by the two year delay Consistent dividend payment history including through the 2008 financial crisis Subordinated debt financing in the Company’s capital structure as of June 30, 2020 included: $15 million par value subordinated notes due July 1, 2026; call period begins July 1, 2021; current fixed rate of 6.50% $60 million par value subordinated notes due September 1, 2026; call period begins September 1, 2021; current fixed rate of 5.00% $40 million par value subordinated notes due September 1, 2031; call period begins September 1, 2026; current fixed rate of 5.50% Capital Highlights

Capital Ratios Tier 1 Leverage Ratio Tangible Common Equity / Tangible Assets(2) Note: Based on regulatory capital ratios per FR Y-9C reporting 2Q 2020 Tier 1 leverage ratio excluding the impact of PPP loans was 9.73% Excludes intangible assets. See slide 44 in the appendix for reconciliation of this non-GAAP financial measure to GAAP 2Q 2020 Tangible common equity/tangible assets excluding the impact of PPP loans was 8.78%. See slide 44 in the appendix for reconciliation of this non-GAAP financial measure to GAAP Adequately capitalized thresholds plus capital conservation buffer of 2.5% (1) 4.0% Regulatory Minimums (4) (2) (3)

Capital Ratios Common Equity Tier 1 Ratio Tier 1 Risk-Based Capital Ratio Total Risk-Based Capital Ratio Note: Based on regulatory capital ratios per FR Y-9C reporting Adequately capitalized thresholds plus capital conservation buffer of 2.5% 7.0% 8.5% 10.5% Regulatory Minimums (1)

Loan Portfolio and Credit

Total Portfolio Loans At June 30, 2020, loans held for investment totaled $11.0 billion Legacy of proactive portfolio management and conservative credit underwriting Granular loan portfolio: Average loan size is approximately $110,000 Well diversified commercial portfolio Remain below 100/300 CRE concentration guidelines Line utilization percentage remained flat at June 30, 2020 as compared to March 31, 2020 Minimal exposure to Energy sector Approximately 94% of loans are in footprint Yield on loans held for investment of 4.31% for the quarter ended June 30, 2020 Loan portfolio is 34% variable rate / 14% adjustable rate / 52% fixed rate Loan Portfolio Highlights as of June 30, 2020

CARES Act and Paycheck Protection Program (PPP) Our approach: Lenders were hands-on with the customers – not an online application portal Credit was included in approval process to verify PPP underwriting requirements were satisfied Utilized technology to improve efficiency Offered to clients and non-clients Approximately 30% of PPP loans were to new customers Closed over 11,300 loans, funded $1.3 billion through the expiration of the program and generated approximately $45 million in gross fees Utilizing on-balance sheet liquidity for current funding needs Prepared to participate in the PPPLF but to date have used excess balance sheet liquidity to fund PPP loans

Historically Strong Credit Culture Credit Culture: Proven track record of superior asset quality metrics Centrally managed credit process Geographically dispersed credit officers who work closely with the lenders to make credit decisions Portfolio Management: Collaborative loan monitoring process involving lenders, credit underwriters and credit officers Continued enhancement to drive more granularity around asset quality reporting and detailed credit analytics Experienced and engaged internal loan review department that reports directly to the Audit Committee Asset Resolution: Active participation by Executive Management in monthly Problem Asset Resolution Committee to monitor and manage asset quality Veteran special assets and work out teams

Continuing Credit Enhancement Deferral Programs: In mid-March 2020, offered a 90-day deferral of principal and interest to consumers and commercial customers who were current on loan payments and current on taxes and insurance In June 2020, rolled out a phase 2 commercial loan deferral program with requirement to underwrite the customer’s deferral needs and creditworthiness Closely monitoring past due loans and staying connected with customers Proactive Planning: Instituted a monthly loan risk rating upgrade/downgrade committee to manage consistency of risk rating migration and portfolio stress Added a monthly market-based problem loan committee to early identify and manage problem assets Process Enhancement: Increased expectations for credit quality, yield and returns on new loan production Updated CRE and C&I lending guidance Implemented new C&I underwriting stress scenarios Added COVID-19 underwriting criteria for all new and renewed customers to gauge its impact on their business models

Commercial Loan Portfolio Total Commercial Loans as of June 30, 2020 ($6.35 Billion)(1) Granular commercial portfolio focused on relationship-based lending Risk diversified across diverse industry segmentation and geography Average loan size = $429,000 CRE loans outstanding of $3.7 billion(2), represents slightly over 50% of the commercial loan portfolio CRE Loans / Bank RBC = 261% AD&C Loans / Bank RBC = 78% Commercial Portfolio Highlights Note: Financial data as of June 30, 2020 Excludes PPP loans As defined by Regulatory Guidance on Credit Concentration Ratios

Loan Deferral Program As of June 30, 2020, approximately 21.5% of total loan portfolio, excluding PPP loans, under the deferral program As of August 21, 2020, approximately 8.7% of total loan portfolio, excluding PPP loans, under the deferral program Requires relationship manager to perform enhanced due diligence of borrower’s operations, financial condition, liquidity and/or cash flow during deferral period     Deferral Amount Average Balance Deferred Category   ($ in millions) ($ in thousands)  Commercial, Financial, Agricultural   $ 230 $ 232 Real Estate - 1-4 Family Mortgage   300 212 Installment loans to individuals   10 11 Real Estate - Commercial Mortgage   1,520 1,090 Real Estate - Construction   30 886 Lease Financing Receivables   - - Total   $2,090 $ 403 Deferrals by Category as of June 30, 2020

COVID-19 Impacted Portfolios Early identification of portfolios that may be more sensitive to COVID-19 related impact Proactively reached out to clients to understand the potential impact on their business activities Identified Hospitality, Restaurant, Entertainment and Retail Trade as more sensitive to the negative impacts of COVID-19 as of June 30, 2020 Continue to monitor all asset categories given the concern that any loan category or borrower could be negatively impacted Impacted Portfolios Loan Portfolio (By NAICS Code) Portfolio Amount at June 30, 2020 ($ in millions) Percentage of Total Loan Portfolio at June 30, 2020 (1) Percentage of Portfolio Deferred at June 30, 2020 (1) Percentage of Portfolio Deferred at August 21, 2020 (1) Hospitality $347.2 3.6 86.8 67.9 Entertainment 116.6 1.2 59.7 33.6 Restaurant 264.7 2.7 56.5 9.4 Retail Trade 803.3 8.3 45.7 11.1 (1) Excludes PPP loans

Impacted Industries Hospitality represents 3.6% of total loans Average loan size approximates $2.6 million Weighted average LTV approximates 59% Entertainment represents 1.2% of total loans Average loan size approximates $560,000 Approximately 88% of the entertainment portfolio is secured by real estate (1) As of June 30, 2020, excludes PPP loans

Impacted Industries, cont. Restaurant represents 2.7% of total loans Average loan size approximates $400,000 Approximately 80% of the restaurant portfolio is secured by real estate Retail Trade represents 8.3% of total loans Average loan size approximates $620,000 Weighted average LTV of approximately 57% Approximately 93% of the retail trade portfolio is secured by real estate (1) As of June 30, 2020, excludes PPP loans

Asset Quality Metrics (1) PPP loans excluded from the balance of “Total Loans”

Asset Quality Metrics, cont. (1) PPP loans excluded from the balance of “Total Assets” and “Average Loans”

Adopted CECL effective January 1, 2020 Loan purchase discount of $35.2 million (36 bps of total loans excl. PPP) remaining as of June 30, 2020 1.86% total loss absorption capacity (total allowance plus loan purchase discount remaining) as of June 30, 2020 excluding PPP loans Asset Quality Metrics, cont.

Current Expected Credit Losses CECL Day 1 Transition The Company’s regulatory capital ratios were not impacted by the day 1 adoption of CECL, as the Company elected to take advantage of the transitional relief offered by the Federal Reserve and FDIC to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transitional period to phase out the capital benefit provided by the two year delay

CECL 2020 Reserve Build 2020 Highlights: Increased provision during the year is qualitatively driven by the uncertainty around the COVID-19 pandemic with forecasted negative GDP growth and high unemployment rates throughout 2020 and into 2021 and a potential prolonged economic recovery The potential benefits of the CARES Act stimulus package (i.e., PPP loan program, stimulus checks to individual households and enhanced unemployment benefits) as well as internal programs implemented to assist customers were also considered when developing the estimate

Appendix

Pro Forma Consolidated Capital Pro forma for $100 million subordinated debt offering assuming a placement fee of 1.25%, fixed offering costs of $350 thousand, risk weighting of assets of 20% Excludes intangible assets. See slide 44 in the appendix for reconciliation of this non-GAAP financial measure to GAAP Excludes intangible assets and PPP loans. See slide 44 in the appendix for reconciliation of this non-GAAP financial measure to GAAP

Pro Forma Double Leverage and Interest Coverage (1) Pro forma for $100 million subordinated debt offering assuming a placement fee of 1.25%, fixed offering costs of $350 thousand, risk weighting of assets of 20%; assumes net proceeds are retained at the Holding Company and 0% are downstreamed to the Bank Pro forma for proposed $100 million holding company subordinated debt offering with an assumed coupon of 4.50% Adjusted Pre-tax Income is a non-GAAP measure. For a description of exclusions and a reconciliation to the comparable GAAP measure, refer to slide 45 in the appendix

Reconciliation of Non-GAAP Disclosures Return on Average Assets Primarily consists of employee overtime and employee benefit accruals directly related to the response to the pandemic and federal legislation enacted to address the pandemic, such as the CARES Act, and expenses associated with supplying branches with protective equipment and sanitation supplies (such as floor markings and cautionary signage for branches, face coverings and hand sanitizer) as well as more frequent and rigorous branch cleaning

Reconciliation of Non-GAAP Disclosures Net Interest Margin

Reconciliation of Non-GAAP Disclosures Efficiency Ratio

Reconciliation of Non-GAAP Disclosures Tangible Common Equity

Reconciliation of Non-GAAP Disclosures Pre-Tax Income